UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 28, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

POLL RESULTS OF THE 2011 ANNUAL GENERAL MEETING AND

APPOINTMENT OF DIRECTORS AND SUPERVISOR

The Board announces the poll results of the AGM held in Shanghai, the PRC on Thursday, 28 June 2012.

Reference is made to the notice dated 14 May 2012 (the “Notice”) and the supplemental notice dated 12 June 2012 (the “Supplemental Notice”) regarding the 2011 annual general meeting (the “AGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Thursday, 28 June 2012. Terms defined in the Notice and the Supplemental Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at Shanghai International Airport Hotel ( 上海國際機場賓館 ), 2550 Hongqiao Road, Shanghai, the PRC on Thursday, 28 June 2012. As at the date of the AGM, a total of 11,276,538,860 shares of the Company were in issue and entitled the holders of which to attend and vote at the AGM. Shareholders representing 8,456,839,756 shares of the Company were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

There were no shares entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). No Shareholder was required under the Listing Rules to abstain from voting at the AGM.

Each resolution proposed for approval at the AGM was taken by poll.

PricewaterhouseCoopers, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of shares represented by votes (Approximate %*)
		For	Against	Abstain
ORDINARY RESOLUTIONS
1.	THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2011.	8,456,522,606 (99.9962%)	165,450 (0.0020%)	151,700 (0.0018%)
2.	THAT, to consider and approve the report of the supervisory committee of the Company for the year 2011.	8,456,517,606 (99.9962%)	170,450 (0.0020%)	151,700 (0.0018%)
3.	THAT, to consider and approve the financial reports of the Company for the year 2011.	8,456,552,756 (99.9966%)	165,450 (0.0020%)	121,550 (0.0014%)
4.	THAT, to consider and approve the Company’s profit distribution proposal for the year 2011.	8,456,459,856 (99.9955%)	223,150 (0.0026%)	156,750 (0.0019%)
5.	THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for the year 2012, and to authorise the Board to determine their remuneration.	8,456,477,356 (99.9957%)	215,700 (0.0026%)	146,700 (0.0017%)
6.	THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2012, and to authorise the Board to determine their remuneration.	8,456,477,356 (99.9957%)	215,700 (0.0026%)	146,700 (0.0017%)
7.	THAT, to consider and approve the appointment of directors to the sixth session of the Board:
	(1) to consider and approve the appointment of Xu Zhao as a director of the sixth session of the Board;	8,400,087,406 (99.3286%)	56,530,150 (0.6685%)	247,200 (0.0029%)
	(2) to consider and approve the appointment of Gu Jiadan as a director of the sixth session of the Board;	8,400,047,206 (99.3281%)	56,540,200 (0.6686%)	277,350 (0.0033%)
	(3) to consider and approve the appointment of Tang Bing as a director of the sixth session of the Board.	8,399,982,256 (99.3283%)	56,540,200 (0.6686%)	267,300 (0.0031%)

Total number of shares represented by votes (Approximate %*)
		For	Against	Abstain
8.	THAT, to consider and approve the appointment of Xi Sheng as a supervisor of the sixth session of the supervisory committee of the Company.	8,420,666,523 (99.5723%)	35,905,933 (0.4246%)	267,300 (0.0031%)
9.	THAT, to consider and approve the provision of guarantee for the financing to be obtained by certain subsidiaries of the Company for the three years from 2012 to 2015.	8,337,159,063 (98.5904%)	118,976,643 (1.4069%)	222,050 (0.0027%)
SPECIAL RESOLUTIONS
10.

THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the purchase by the Company of twenty Boeing B777-300ER aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.

		8,456,467,056 (99.9956%)	191,100 (0.0023%)	181,600 (0.0021%)
11.

THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the disposal by the Company of five Airbus A340-600 aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.

		8,456,449,956 (99.9954%)	175,500 (0.0021%)	214,300 (0.0025%)
12.

THAT , to consider and approve the Company’s issuance of super short-term commercial paper. (This resolution contains general authorisation. Please refer to the announcement of the Company dated 27 April 2012 for detailed information.)

		8,332,252,614 (98.5324%)	123,765,342 (1.4636%)	339,800 (0.0040%)

Total number of shares represented by votes (Approximate %*)
	For	Against	Abstain
13.

THAT , to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)      the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“ A Shares ”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)       such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)      the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

	8,253,098,281 (97.5908%)	203,401,675 (2.4052%)	339,800 (0.0040%)

Total number of shares represented by votes (Approximate %*)
For	Against	Abstain

(iii)     the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)      for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)       the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)      the expiration of the 12-month period following the passing of this special resolution; or

(iii)     the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

Total number of shares represented by votes (Approximate %*)
		For	Against	Abstain
(c) contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.
14.

THAT, to consider and approve the proposal of the “Issuance of corporate bonds”, the details of which are as follows: (This resolution contains general authorisation.)

1.        Issue size: The amount of the corporate bonds (the “Bonds”) shall not be more than RMB8.8 billion (including RMB8.8 billion). The Bonds may be offered in one tranche or multiple tranches with reference to the Company’s requirements for aircraft financing. Mr. Liu Shaoyong, the Chairman, and/ or Mr. Ma Xulun, the Vice Chairman are authorised to determine the actual size of issue and number of tranches within the aforesaid scope, based on the Company’s funding requirements and market conditions at the time of issue.

		8,367,515,307 (99.9319%)	888,000 (0.0106%)	4,814,599 (0.0575%)

Total number of shares represented by votes (Approximate %*)
For	Against	Abstain

2.        Maturity and class of issue: The Bonds offered shall have a term of not more than 10 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. Mr. Liu Shaoyong, the Chairman, and/ or Mr. Ma Xulun, the Vice Chairman are authorised to determine the actual composition of maturity and the size of each class of the Bonds in terms of maturity, based on relevant requirements and market conditions.

3.        Place of Issuance: Within the mainland of The People’s Republic of China.

4.        Target investors and placing arrangements for the Shareholders: The Bonds will be issued through public offer and the Shareholders have no pre-emptive rights to subscribe the Bonds.

5.        Major use of proceeds: The proceeds will mainly be applied in the purchase of aircraft, re-financing of bank loans to lower the financing costs and optimize the financing structure and supplement of working capital.

6.        Guarantee: Guarantee will be provided by China Eastern Air Holding Company.

Total number of shares represented by votes (Approximate %*)
For	Against	Abstain

7.        Valid term of the resolution: The resolution on the issuance of the Bonds to be proposed at Shareholders’ meeting shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

8.        To authorise Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to adopt at least the following measures in the event that the Company expects its failure to repay the principal of or interest on the Bonds or default on principal or interest payments of the Bonds upon maturity:

(1)       Not distributing profit to the Shareholders;

(2)       Deferring the implementation of capital expenditure projects such as significant external investments, mergers and acquisitions;

(3)       Reducing or suspending wages and bonuses payable to directors and the senior management;

(4)       Prohibiting the release of chief responsible officers of the Company in relation to the Bonds.

Total number of shares represented by votes (Approximate %*)
For	Against	Abstain

9.       To generally and unconditionally agree to authorise Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to deal with matters in relation to the issue of the Bonds to ensure the successful implementation thereof, including but not limited to:

(1)       To the extent permitted by laws and regulations, based on the actual conditions of the Company and the market, formulating the detailed plan for the issue of the Bonds and revising and adjusting the terms of the issuance of the Bonds including but not limited to all matters related to the terms of issue such as the actual issue size, the maturity, interest rates of the Bonds or the determination thereof, the timing of the issue, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, guarantees, due dates and methods for principal and interest payments, detailed placing arrangements and where such listing will take place, etc.;

(2)       Engaging intermediaries to handle matters in relation to the issuance of the Bonds and reporting procedures in relation to listing;

Total number of shares represented by votes (Approximate %*)
For	Against	Abstain

(3)       Selecting a bonds trustee manager for the issuance of the Bonds, executing the entrusted management agreement and formulating rules of proceedings for the bondholders’ meeting;

(4)       Formulating, approving, executing, amending and announcing all legal documents related to the public issue of the Bonds, and making corresponding supplements or adjustments to the reporting documents in accordance with the requirements of regulatory authorities;

(5)       Proceeding with matters related to the reporting and listing procedures of the issue of the Bonds;

(6)       Making corresponding adjustments to the detailed plan of the issue of the Bonds and other relevant matters in accordance with opinions of regulatory authorities or deciding whether to proceed with the issuance of the Bonds in accordance with the actual circumstances in the event of any changes in the policy of regulatory authorities on the issue of corporate bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re- voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of the Company;

Total number of shares represented by votes (Approximate %*)
For	Against	Abstain

(7)       Proceeding with other matters related to the issue and listing of the Bonds; and

(8)       The authorisation shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

10.       To agree to authorise the secretary to the Board of the Company to approve, execute and dispatch relevant announcements and disclose relevant information in accordance with the regulatory rules applicable in the jurisdictions where the shares of the Company are listed.

*	The percentage of voting is based on the total number of shares held by Shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:	The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF DIRECTORS AND SUPERVISOR

The Board announces that Mr. Xu Zhao, Mr. Gu Jiadan and Mr. Tang Bing have been appointed as directors of the Company, each with effect from 28 June 2012 upon conclusion of the AGM.

The Board also announces that Mr. Xi Sheng has been appointed as a supervisor of the Company with effect from 28 June 2012 upon conclusion of the AGM.

Please refer to the Notice for the biographical details of Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Xi Sheng.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

Following the conclusion of the AGM, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

28 June 2012

-12-